[redacted]

08027425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

Mail Processing Section
FEB 27 2008
Washington, DC
112

SEC FILE NUMBER
8- 49576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Capital Corporation.

OFFICIAL USE ONLY
41812
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

659 Abrego Street, Ste. 6
(No. and Street)

Monterey (City) CA (State) 93940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Zamecki 831-375-6624
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Zamecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Captial Corporation, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert J. Zamecki
Signature

President
Title

see Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California

County of Monterey

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2008, by Robert J. Zamecki, who proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

Name Charlean Marsh
(typed or printed)

CHARLEAN MARSH
COMM. # 1743154
Notary Public-California
County of Monterey
My Comm. Exp. May 30, 2011

(This area for official notarial seal)

CM/cm

Lighthouse Capital Corporation

Financial Statements

and Supplemental Information

Year ended December 31, 2007

with

Reports of Independent Auditors

Contents

	Page
Financial Statements	
Report of Independent Auditors	1
Statement of Financial Condition	2
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplemental Information	
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	12
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13
Reconciliation Pursuant to Rule 17a-5(d)(4)	14
Computation for Determination of Reserve Requirements	15
Information Relating to Possession or Control Requirements	15
Report of Independent Auditors on Internal Accounting Control	16

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors and Stockholder
Lighthouse Capital Corporation

We have audited the accompanying statement of financial condition of Lighthouse Capital Corporation as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Lighthouse Capital Corporation. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Capital Corporation as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 18, 2008

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2007

Assets

Current assets		
Cash and cash equivalents	$	79,258
Commissions receivable - securities		27,607
Receivables - other		14,868
Officer receivable		9,804
Prepaid expenses		10,713
Total current assets		142,250
Property and equipment, at cost		52,139
Accumulated depreciation		(26,385)
Property and equipment, net		25,754
Deposits - rent		1,700
Total assets	$	169,704

See accompanying notes.

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2007
(Continued)

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	1,672
Clearing Broker Payable	$	345
Commissions payable - securities		12,934
Payroll & payroll taxes payable		177
Pension payable		-
Income taxes payable		-
Deferred income taxes		3,293
Total current liabilities		18,421
Stockholder's equity		
Common stock; no par value; 1,000,000 shares authorized; 510,000 shares issued and outstanding		15,000
Additional paid in capital		1,331
Retained earnings		134,952
Total stockholder's equity		151,283
Total liabilities and stockholder's equity	$	169,704

See accompanying notes.

Lighthouse Capital Corporation
Statement of Operations
Year ended December 31, 2007

Revenue	
Commissions	$ 2,489,431
Conference income	15,000
Interest	2,364
Other	50,414
Total revenue	2,557,209
Expenses	
Commissions	2,055,987
Officer salary and benefits	264,754
Office salary and benefits	69,968
Pension plan	60,000
Payroll taxes	15,434
Conference costs	5,967
Insurance	10,560
Office expense	14,413
Professional fees	34,155
Regulatory fees	22,870
Rent and utilities	22,123
Telephone & Internet	6,472
Travel and entertainment	2,650
Contributions	562
Depreciation and amortization	9,419
Total expenses	2,595,334
Loss before income taxes	(38,125)
Income taxes	(5,199)
Net loss	$ (32,926)

See accompanying notes.

Lighthouse Capital Corporation
Statement of Changes in Stockholder's Equity
Year ended December 31, 2007

	Common stock		Additional	Retained	Total Shareholder's
	Shares	Amount	paid in capital	earnings	equity
Balances, January 1, 2007	510,000	$15,000	$1,331	$167,878	$184,209
Net loss	--	--	--	(32,926)	(32,926)
Balances, December 31, 2007	510,000	$15,000	$1,331	$134,952	$151,283

See accompanying notes.

Lighthouse Capital Corporation
Statement of Cash Flows
Year ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (32,926)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation and amortization	9,419
Changes to current assets and liabilities	
Commissions receivable - securities	(6,503)
Commissions receivable - concessions	1,007
Accounts receivable - other	(14,868)
Officer receivable	-
Prepaid expenses	(4,764)
Investment	20,487
Accounts payable	(2,063)
Clearing Broker Payable	345
Commissions payable - securities	(4,422)
Payroll & payroll taxes payable	20
Pension payable	(6,844)
Income taxes payable	(3,760)
Deferred income taxes	2,369
Net cash used by operating activities	(42,503)
Net cash used for financing activities:	
Acquisition of property and equipment	(200)
Increase in cash and cash equivalents	(42,703)
Cash and cash equivalents, January 1, 2007	121,961
Cash and cash equivalents, December 31, 2007	$ 79,258
Supplemental information	
Cash paid for income taxes	$ (3,808)

See accompanying notes.

Note 1 – Summary of significant accounting policies

Basis of presentation

Lighthouse Capital Corporation (the Company) is a California-based broker-dealer engaging in general securities activities. Since February 5, 1997, the Company is registered as a broker-dealer with the Securities Exchange Commission and is a member of the National Association of Securities Dealers.

Securities and mutual fund transactions clear through a clearing broker and the mutual funds, respectively. The Company does not hold customer accounts. Starting in 2004 the Company expanded its activities to include assisting clients in achieving Internal Revenue Service Section 1031 exchanges.

On March 3, 1998, the parent corporation of the Company exchanged 100% of the shares of the Company for the entire interest of Robert Zamecki in the parent corporation. Robert Zamecki is the sole stockholder of the Company.

Basis of accounting

Commissions and fees earned by the Company are recorded on an accrual basis. Investment income is recorded as earned.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and the clearing broker, available on demand.

Allowance of uncollectible accounts receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collectibility. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2007, the Company concluded that an allowance for doubtful accounts was not necessary.

Property and equipment

Property and equipment consists primarily of furniture and computer and office equipment. The Company states property and equipment at acquisition cost. The Company computes depreciation on property and equipment using the straight-line method over the useful lives of the property and equipment, ranging from five to seven years.

Note 1 – Summary of significant accounting policies (continued)

Organizational costs
The Company capitalized certain costs expended to begin operations. The Company provided for amortization of those capitalized costs using the straight-line method over five years. The fully amortized costs are no longer reflected on the balance sheet of the Company.

Officer compensation
Compensation paid to the officer/stockholder of the Company is on an as availability basis. That is, regardless of the commissions earned, compensation is recorded only when the cash and net capital requirements allow for the payment. Because of this arrangement, commissions earned by the officer/stockholder are not included in commissions payable. There were no commissions owed the officer/stockholder at December 31, 2007.

Income taxes
The Company follows Statement of Financial Accounting Standard #109, "Accounting for Income Taxes." The Company records deferred income tax assets (net of a valuation allowance) and liabilities based on the difference between assets and liabilities reported for income tax purposes and within these financial statements. Differences between income tax and financial statement assets and liabilities result primarily from using accelerated depreciation, loss carryforwards and use of the cash basis of accounting for income tax purposes.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Note 2 – Clearing broker deposit and restricted cash and cash equivalents

The clearing broker for the Company requires the Company to maintain a minimum deposit of $2,500. Total restricted cash is $2,500 and is held in an escrow account by the clearing broker.

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2007
(continued)

Note 3 – Accounts receivable – other

Accounts receivable – other represents 2005, 2006 and 2007 refunds pending from the Internal Revenue Service. The refunds were generated from carrying back to 2005 and 2006 the net operating loss incurred by the Company in 2007. The 2007 refund represents the difference between the total overpayment of tax in the year and the amount representing prepaid tax for 2008.

Note 4 – Deferred revenue

Deferred revenue consists principally of sponsorship fees received in advance of a conference that the Company puts on during May of each year. There was no deferred revenue at December 31, 2007.

Note 5 – Rent expense

The Company relocated its offices as of August 26, 2004. The Company leases these offices under a one year lease arrangement payable at $1,750 per month. The lease will change to a month to month operating lease as of September 30, 2008 The lease commitment for 2008 is $15,750.

Note 6 – Income taxes

Income tax expense of $(5,199) is the net amount currently refundable, net of the change in deferred income tax assets and liabilities, as follows:

Federal income tax – Current	$ (8,731)
Federal income tax – Deferred	2,732
State income tax – Current	800
State income tax – Deferred	- 0 -
Income tax expense	$ (5,199)

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2007
(continued)

Note 7 – Pension Plan

The Company adopted a defined benefit pension plan effective for the year ending December 31, 2005. The plan covers two of the Company's employees and is scheduled to be funded over a five year period ending December 31, 2010. The retirement benefits are based on 3% of the average monthly compensation multiplied by the total years of participation, limited to five years. Annual funding approximates $55,000 to $65,000 per year. The Company's expense for the year ended December 31, 2007 was $60,000. As of December 31, 2007, the Company did not owe any additional funds to the plan.

Note 8 – Commitments and contingencies

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. The Company accrues currently its estimate of the costs to settle or defend these matters and, based upon discussions with legal counsel.

In 2006 the Internal Revenue Service (IRS) brought an action in US District Court to enforce an IRS summons regarding one of its representatives. This representative allegedly failed to pay federal income taxes and the IRS was attempting to collect them. In addition to the summons, the IRS served a series of levy notices on Lighthouse demanding that any funds due this person be paid to it in satisfaction of the amount due the IRS. The representative objected in writing to the Company, threatening suit if the information or funds were turned over to the IRS. The litigation was resolved, the requested information was turned over to the IRS, and the United States dismissed its complaint against Lighthouse on or about July 1, 2007. Shortly after the dismissal of this case, the representative contacted the Company and threatened suit for disclosure of the information. It is

Note 8 – Commitments and contingencies (continued)

counsel's opinion that Lighthouse has a complete defense against any claim from this person as the IRS provides an entity complying with a properly served summons an absolute privilege from any claim in seeking to prevent disclosure of that information.

The SEC conducted an examination of the Company in April, 2007, and found that the Company was in general compliance with the rules and regulations of the NASD. However, they issued a letter of caution based upon certain deficiencies they noticed. Per Rule G-27, the firm's written supervisory procedures did not explain how the firm would document its suitablility determination with respect to sales of 529 Plan B and C shares. Also, per NASD By-laws Article V, Section 3 the firm did not timely file Form U-5 for terminated representatives. The firm responded to this letter of caution and corrected the deficiencies as noted in this letter of caution.

Note 9 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, and as calculated in the supplemental information section of these financial statements

As of December 31, 2007, the Company had net capital, as defined under the Rule, of $88,035, which exceeded the minimum requirement of $5,000 by $83,035. The Company's aggregate indebtedness, as defined under the Rule, was 17% of its net capital.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Lighthouse Capital Corporation
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2007

Balance, January 1, 2007	$ --
Increases (decreases)	--
Balance, December 31, 2007	$ --

Lighthouse Capital Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2007

Net Capital		
Total stockholders' equity		$ 151,283
Petty cash	$ 60	
Concessions receivable, net of commissions payable on concessions	3,642	
Accounts receivable – other	14,868	
Officer receivable	9,804	
Prepaid expenses	10,713	
Property and equipment, net	25,754	
Deposits – rent	1,700	
Deferred tax on non-allowable assets [SEC Rule 15c3-1(2)(i)(C)(2)]	(3,293)	
Total non-allowable assets		(63,248)
Net capital		$ 88,035
Total Aggregate Indebtedness		
Accounts payable	$ 1,672	
Clearing Broker payable	345	
Commissions payable – securities	12,934	
Payroll & payroll taxes payable	177	
Total aggregate indebtedness		$ 15,128
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 1,008
Minimum dollar net capital requirement of reporting broker		$ 5,000
Net capital		$ 88,035
Excess net capital		$ 83,035
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 86,522
Percentage of aggregate indebtedness to net capital		17%

Lighthouse Capital Corporation
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2007

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$86,160
Audit adjustments	1,875
Net capital, as reported herein	$ 88,035

Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 13,917
Audit adjustments	1,208
Aggregate indebtedness, as reported herein	$ 15,125

Lighthouse Capital Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Lighthouse Capital Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Lighthouse Capital Corporation

In planning and performing our audit of the financial statements of Lighthouse Capital Corporation (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of December 31, 2007, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 18, 2008

END